Via EDGAR

FAT Brands Inc.

9720 Wilshire Blvd., Suite 500

Beverly Hills, CA 90212

June 23, 2017

Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	FAT Brands Inc.
Draft Registration Statement on Form S-1
Submitted May 5, 2017
CIK No. 0001705012

Dear Mr. Dobbie:

This letter responds to the letter of the staff of the United States Securities and Exchange Commission (the “Staff”), dated June 1, 2017, to Andrew A. Wiederhorn, CEO of FAT Brands Inc. (the “Company”) regarding the Draft Registration Statement on Form S-1, submitted on May 5, 2017 (the “Registration Statement”).

For convenience, this letter sets forth the Staff’s comment from the Comment Letter. The Company is concurrently submitting via EDGAR this letter and Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

General

1.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company supplementally advises the Staff that no written communications, as defined in Rule 405 under the Securities Act, have been provided to potential investors in reliance on Section 5(d) of the Securities Act, and that no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is a participant in the offering. If any such materials are used in the future in connection with the offering, the Company will provide copies of such materials to the Staff supplementally.

2.	Please revise to include the disclosure required by Items 102 and 103 of Regulation S-K.

Response: The disclosure has been revised to include Item 102 (Description of Property) and Item 103 (Legal Proceedings).

Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

June 23, 2017

Registration Statement Cover Page

3.	We note from page 7 of the document that you have elected to opt out of the extended transition period relating to the exemption from new or revised financial accounting standards. In this regard, please mark the box on front cover to indicate that you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

Response: The appropriate box is marked in the Amended Registration Statement.

Prospectus Summary, page 1
Our Company, page 1

4.	We note your disclosure on page 1 that you have locations in 19 countries as of March 31, 2017 but that your “overall footprint covers 32 countries.” Please clarify what you mean by “overall footprint” by briefly summarizing what you mean by “new partnership initiatives” and “development of former franchisee relationships.”

Response: The disclosure has been revised pages 1 and 68 to clarify what is meant by “new partnership initiatives” and “development of former franchisee relationships.”

Ponderosa & Bonanza Steakhouse, page 1

5.	We note your disclosure that in March 2017 you entered into a definitive agreement to acquire the franchisor of Ponderosa and Bonanza. Please clarify whether the acquisition includes the two company-owned restaurants in the United States.

Response: The disclosure has been revised to clarify that only one company-owned store will be acquired. The second store was closed after March 27, 2017, which is the close of Ponderosa’s first fiscal quarter.

6.	Please tell us, with a view towards revised disclosure, whether the annual compound growth rates referenced in the first paragraph on page 2 result from relatively consistent growth over the four year period or if they were impacted by one or more years of much larger growth.

Response: The annual compound growth rates referenced in the second paragraph on page 2 of the Amended Registration Statement result from relatively consistent growth over the four year period. The disclosure on page 2 has been revised to include this information.

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Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

June 23, 2017

Competitive Strengths, page 2

7.	We note your disclosure on page 2 that you have 69 franchisees with 32 operators. Please briefly explain the difference between a franchisee and an operator.

Response: The terms “franchisee” and “operator” are interchangeable, and the disclosure has been revised in various places to clarify this meaning.

Growth Strategy, page 3

8.	We note your disclosure on page 3 regarding your same-store sales growth in your traditional domestic market. Please clarify what you mean by “[h]istorically” and include a definition of same-store sales growth here or include a cross-reference to page 55 where you provide a definition of the term. In addition, please disclose the percentage of system-wide stores that make up your traditional domestic market, your historical system-wide same-store sales growth and quantify the recent challenges you have experienced in Canada and certain Middle Eastern markets. Please revise similar disclosure elsewhere in the prospectus accordingly.

Response: The disclosure has been revised in Prospectus Summary, MD&A, and Business to provide additional responsive information.

Summary of Transactions to be Completed Prior to the Offering, page 5

9.	We note your disclosure on page 5 that your board of directors may choose to pay cash for shares of Class A common stock resulting from redeemed LLC interests. Please disclose whether this decision will be made by disinterested board members or if it will be made by the same parties who make the election to exchange the LLC Interests.

Response: The disclosure has been revised to clarify that this decision will be made by disinterested board members.

10.	We note from the fourth bullet point from the bottom of page 5 that you anticipate entering into a new credit facility will a third-party lender. Please tell us and disclose in greater detail the terms of the new credit facility to the extent known, and specify the timing of when you anticipate the credit facility will be entered into with the third-party lender.

Response: The Company no longer intends to enter into the proposed new credit facility. As a result, the disclosure has been revised to remove all references to this debt financing.

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Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

June 23, 2017

11.	We note the diagram on page 6 depicts your organization structure after giving effect to the Ponderosa Acquisition and Recapitalization Transactions. In this regard, please explain why Ponderosa Franchising Company and Bonanza Steakhouse are shown in the diagram with dotted lines. We also note similar presentation on page 37.

Response: The organizational diagram has been revised to replace the dotted lines with solid lines.

Implications of Being an Emerging Growth Company, page 7

12.	Please update your disclosure regarding emerging growth companies to indicate that the annual gross revenue cap for a company to qualify as an emerging growth company is currently $1,070,000,000.

Response: The disclosure on page 7 has been updated to reflect the current annual gross revenue cap of $1,070,000,000.

Certain Legal Proceedings involving Mr. Wiederhorn, page 7

13.	Please revise the disclosure in this section and on page 84 to clarify, if accurate, that Mr. Wiederhorn pleaded guilty to payment of an illegal gratuity to an employee-benefit-plan investment advisor in violation of 18 USC §1954.

Response: The Company has revised the disclosure on pages 7 and 84 to clarify the violation under 18 USC §1954. In particular, please be advised that the statute does not use the terminology “gratuity”, but rather contains a list of prohibited benefits.

Summary Historical and Pro Forma Consolidated Financial and Other Data, page 12

14.	We note you present financial information for FBNA and BFCI on a combined basis for fiscal 2014, 2015 and 2016. Please state the entities are under common control by FCCG, if true. Assuming the entities are under common control, please revise your disclosures on page 11 to include the purpose and basis for the combined presentation and how you arrived at the combined amounts (e.g. mathematical combination of the two columns). Tell us how you considered differences, if any, with respect to nonconforming accounting policies between the two entities. Similarly revise the introductory language on page 42 with respect to Selected Historical Combined Financial and Other Data of Fatburger North America, Inc. and Buffalo’s Franchise Concepts Inc.

Response: FBNA and BFCI are under common control by FCCG and have consistent accounting policies. There are no nonconforming accounting policies between the two entities. The disclosure under Summary Historical (page 12) has been revised to provide further disclosure regarding the methodology for arriving at the combined presentation.

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Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

June 23, 2017

15.	Footnotes (1) and (3) relating to Royalties under the Combined column for fiscal 2014 and FBNA column for fiscal 2016 appear to have been omitted. Please revise to include the corresponding footnotes.

Response: The tables have been revised to correct the footnote references.

16.	We note you present the non-GAAP financial measure, EBITDA, in your filing. Please include all disclosures required by Item 10(e)(1)(i) of Regulation S-K. The disclosures required by Item 10(e) should be specific to the company. Generic or boilerplate type disclosures should be avoided. Further, please be advised that EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Non-GAAP measures calculated differently should not be labeled as such.

Response: The disclosure has been revised under Summary Historical (beginning on page 12) and Selected Historical (beginning on page 45) to include the additional disclosures required by Item 10(e)(1)(i) of Regulation S-K, including tables for each company reconciling EBITDA to net income.

17.	We refer to your presentation of unaudited consolidated balance sheet information for each of the periods presented on page 13. Your presentation of this information on a consolidated basis is not appropriate. Please revise accordingly.

Response: The disclosure has been revised to reflect that the presentation is made on a “combined” basis, rather than a “consolidated” basis.

Use of Proceeds, page 38

18.	We note that you will use a portion of the net proceeds to purchase LLC Interests from Fog Cutter Capital Group Inc. Please identify any of the company’s officers or directors who also serve as officers or directors of Fog Cutter and disclose whether and the extent to which such officers or directors will receive any of the net proceeds or otherwise benefit from the offering.

Response: The disclosure under “Use of Proceeds” has been appropriately revised.

19.	We note your disclosure on page 38 that you intend to cause FAT Brands LLC to use part of the net proceeds to repay borrowings of approximately $20.0 million under a new credit facility which you anticipate entering into with a third-party lender. Please disclose the interest rate and maturity of such indebtedness when known. In addition, describe how you used or plan to use the proceeds of such indebtedness or tell us why this is not necessary. Refer to Instruction 4 to Item 504 of Regulation S-K.

Response: The Company no longer intends to enter into the proposed new credit facility, and the referenced disclosure has been deleted.

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Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

June 23, 2017

Capitalization, page 39

20.	We note you anticipate entering into a new credit facility of $20 million with a third party lender of which $10 million will be used in the Ponderosa Acquisition. Please confirm that you will reflect the debt and related repayment of the new credit facility in your capitalization table.

Response: The Company no longer intends to enter into the proposed new credit facility.

Dividend Policy, page 40

21.	Please revise to disclose whether FAT Brands LLC intends to distribute an allocable share of distributed earnings to Fog Cutter in connection with any distributions made to the holders of the company’s Class A common stock.

Response: The disclosure under “Dividend Policy” has been appropriately revised.

Selected Historical Financial and Other Data of Ponderosa Franchising Company and Bonanza Restaurant Company, page 46

22.	We note you present financial information for Ponderosa Franchising Company and Bonanza Restaurant Company on a combined basis for all years presented in the table on page 47. Please state the entities are under common control by HSD, if true. Assuming the entities are under common control, please revise your disclosures on page 46 to state the purpose and basis for the combined presentation and how you arrived at the combined amounts (e.g. mathematical combination of the two columns). Tell us how differences, if any, attributed to non-conforming accounting policies between the two entities were considered.

Response: Ponderosa Franchising Company and Bonanza Restaurant Company are under common control by Homestyle Dining LLC and have consistent accounting policies. There are no nonconforming accounting policies between the two entities. The disclosure page 50 in the Amended Registration Statement has been revised to provide further information in this regard.

23.	We refer you to the second paragraph on page 46. You indicate that the information should be read together with the MD&A section; however, we note no corresponding discussion or analysis has been provided within MD&A; therefore, please revise or remove your disclosure.

Response: The cross reference to MD&A has been eliminated in the Amended Registration Statement.

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Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

June 23, 2017

Unaudited Pro Forma Consolidated Financial Information, page 49

24.	We note at the closing of the offering you will operate and control all of the business and affairs of FAT Brands LLC which will consist of the operating subsidiaries of Fatburger North America Inc. and Buffalo’s Franchise Concepts Inc. In this regard, it appears that one or both of operating subsidiaries of FAT Brands LLC should be designated as the predecessor entity in light of the fact FAT Brands LLC and FAT Brands Inc. were not formed until April and March 2017, respectively and their operations have been insignificant to date. Accordingly, for purposes of pro forma presentation your pro forma financial statements should be based on the latest financial statements of your predecessor. Your capitalization table on page 39 should be similarly revised.

Response: The disclosure and tables under “Unaudited Pro Forma Combined Financial Information” and “Capitalization” have been revised to reflect that FBNA and BFCI are the predecessor entities.

25.	Please tell us whether the recapitalization transactions represent a reorganization of entities under common control. If so, please provide pro forma income statements which account for the combination as a reorganization of entities under common control for each fiscal year historical financial statements are provided.

Response: The “Recapitalization Transactions” do not represent a reorganization of entities under common control as set forth in ASC 805, and therefore pro forma income statements are not applicable.

26.	We note from page 89 that your operations were structured so that direct and indirect administrative functions were provided to Fatburger North America Inc. and Buffalo’s Franchise Concepts Inc. by FCCG, including operational personnel to sell franchise rights and assist and train franchisees. FCCG also provided executive administration and accounting services for each subsidiary. We further note your subsidiaries generally reimbursed FCCG for these services under a cost-sharing arrangement. In this regard, please tell us whether such services provided by FCCG are expected to continue, will be revised or terminated. To the extent your historical financial statements are not indicative of the ongoing entity you should include pro forma financial information in accordance with Article 11 of Regulation S-X which reflects the impact of any significant changes. Refer to SAB Topic 1.B.2.

Response: After the closing of the offering, the reimbursement and cost-sharing arrangement between FCCG and FBNA/BFCI will terminate and all employees will be moved to FAT Brands LLC or the subsidiaries as appropriate. The historical financial statements are consistent with the ongoing entity, in that reimbursement expense and direct employee costs both appear under SG&A and are expected to be materially the same amounts going forward. The pro forma financial information therefore does not reflect any significant changes in overhead costs at FBNA and BFCI.

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Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

June 23, 2017

27.	We note in connection with the recapitalization transactions, you will authorize and issue Class A common stock to purchasers in this offering and Class B common stock to FCCG for LLC interests. Please reflect the change in capitalization within your pro forma financial statements.

Further, we note from disclosures provided elsewhere in the filing that LLC interest held by FCCG will be redeemable, at its election, for newly-issued shares of Class A common stock on a one-for-one basis (and its shares of Class B common stock will be cancelled on a one-for-one basis upon any such issuance). We also note your board of directors may, at its option, instead make a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Interest redeemed in accordance with the terms of the FAT Brands LLC Agreement. In this regard, please include a pro forma adjustment to give effect to the issuance of redeemable LLC interest classified outside of permanent equity in accordance with ASC 480-10-S99-3A. Additionally, the notes to the pro forma financial statements should include the disclosures required by Rule 5-02.27 of Regulation S-X.

Response: The disclosure and tables under “Unaudited Pro Forma Combined Financial Information” and “Capitalization” have been revised to reflect the Class B common stock received in exchange for the remaining LLC interests of FCCG as temporary equity.

Pro Forma Income Statement, page 51

28.	Please explain to us the purpose of the pro forma combined column or remove the column.

Response: This column has been removed in the revised presentation in the Amended Registration Statement.

Pro Forma Balance Sheet, page 52

29.	Please explain to us the purpose of Fat Brands Inc. column or remove the column.

Response: The column has been removed in the revised presentation in the Amended Registration Statement.

30.	We refer to Due from Affiliates of $10 million included under Acquisition Adjustment column. Please explain why the adjustment is directly attributable to the transaction and revise the notes to explain the nature of the pro forma adjustment of $10 million and the assumptions involved.

Response: This entry has been removed in the revised presentation in the Amended Registration Statement.

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Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

June 23, 2017

Notes to the unaudited pro forma financial information, page 53

31.	Please revise the notes to the unaudited pro forma financial information to disclose the terms of the new credit facility that will be incurred in connection with the Ponderosa Acquisition.

Response: The Company no longer intends to enter into the proposed new credit facility, and the referenced disclosure has been deleted.

Business, page 60

Growth Strategy, page 63

32.	We note your disclosure that as part of your growth strategy you plan to adapt the Ponderosa and Bonanza brands to create a fast casual concept. Please clarify whether you plan to franchise Ponderosa and Bonanza steak houses as well as a fast casual concept or if you plan to convert all Ponderosa and Bonanza stores into fast casual restaurants.

Response: The Company plans to franchise additional Ponderosa and Bonanza steak houses, and also to create new, smaller-scale, fast casual Ponderosa and Bonanza concepts. The disclosure under “Extend Brands into New Segments” reflects this strategy.

Restaurant Concepts, page 64

Fatburger, page 64

33.	We note your disclosure here and throughout your Business section that you believe that certain international markets will experience same-store sales improvement in 2017 and growth of approximately 2% in 2018. Please tell us the basis of your estimate of 2%.

Response: The basis for this estimate is the Company’s internal discussions with franchisees and analyses of the local economies and macro-economic factors. However the Company has decided to remove this estimate from the Amended Registration Statement.

Illustrative Unit Economic Model, page 68

34.	Please explain why the royalty fees and the advertising fees are not included in your charts on pages 68, 72 and 73. In addition, please briefly explain how you estimated the “Landlord T.I. Allowance.”

Response: The disclosure has been revised to include “Royalty Fee” and “Advertising Fee”. In addition, we have added a brief explanation in the disclosure about how we estimated the “Landlord T.I. Allowance”.

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Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

June 23, 2017

Buffalo’s Express Menu, page 70

35.	We note your disclosure on page 70 of a sample co-branded menu. Please clarify whether the menu shown is the complete menu. In this regard, we note that it appears that you have only included a portion of the Fatburger menu. In addition, please disclose the average check price as well as the range of prices for the Buffalo’s Express and co-branded stores.

Response: The menus provided for Fatburger and Buffalo’s have been revised to include the complete menu for standalone and co-branded locations, and the menus includes indicative pricing for each item. We do not believe it would be useful to disclose the average check prices for Buffalo’s Express, since all Buffalo’s Express stores are co-branded with Fatburger and this data is already included for Fatburger stores.

Ponderosa and Bonanza Steakhouses, page 73

36.	We note your disclosure on page 74 that many locations are located in shopping centers. Please consider addressing the effect that on-line shopping and the resulting decrease of traffic at shopping centers may have on your franchisee’s sales.

Response: Most of the shopping centers locations are located outside of the United States, and we believe they are destination restaurants that are less susceptible to the effects of online shopping on foot traffic. The Company also plans to increase online ordering and delivery to address these trends, as noted in the disclosure.

37.	Please describe the typical franchisee agreements for Ponderosa and Bonanza as well as the franchisee support you intend to provide to franchisees of these restaurants.

Response: The disclosure has been revised to include a description of the typical franchisee agreements for Ponderosa and Bonanza, as well as the franchisee support that we intend to provide to franchisees of these restaurants.

Franchise Program – Fatburger and Buffalo’s, page 75

38.	Please add the remaining duration for the development agreements shown in your chart on page 76.

Response: There is no single duration for each country due to the nature of the development agreements. The chart (appearing on page 84) has been revised to include a new column indicating the type of development agreement, which provides appropriate information to evaluate the development pipeline for each territory.

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Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

June 23, 2017

Buffalo’s Franchise Agreements, page 75

39.	We note the disclosure on page 58 that you typically charge a $25,000 co-brand conversion fee. Please clarify whether the co-brand conversion fee is in addition to the Buffalo’s franchise fee of $50,000 for each domestic location or $65,000 for each international location or if the $25,000 is the total amount a franchisee pays for a co-branded Buffalo’s Express store.

Response: The co-brand conversion fee is in addition to the Buffalo’s franchise fee of $50,000 for each domestic location or $65,000 for each international location. The disclosure on page 65 has been revised to include this information.

Intellectual Property, page 80

40.	Please disclose the duration of material copyrights and licenses pursuant to Item 101(h)(4)(vii) of Regulation S-K.

Response: The disclosure has been revised to provide information regarding the duration of the Company’s material intellectual property.

Management, page 82

41.	Please revise to briefly revise discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Rensi and Mr. Neuhauser should serve as directors in light of your specific business and structure pursuant to Item 401(e)(1) of Regulation S-K.

Response: This disclosure has been revised to include this information for all directors and director nominees.

Certain Legal Proceedings involving Mr. Wiederhorn, page 84

42.	We note your disclosure that multiple lawsuits were initiated against Mr. Berchtold. Please revise to include the disclosure required by Item 401(f) of Regulation S-K for Mr. Berchtold or tell us why such disclosure is not necessary.

Response: The disclosure is not necessary for Mr. Berchtold because the matters discussed in this section occurred more than 10 years ago, are not material to the ongoing business of the Company, and do not involve any of the matters covered by Item 401(f) of Regulation S-K.

Executive Compensation, page 87

Equity-Based Compensation, page 87

43.	To the extent known, please describe the material terms of your 2017 equity incentive award plan.

Response: The Company will include these details in a future amendment to the Registration Statement once the equity incentive plan is adopted by the Board of Directors.

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Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

June 23, 2017

Certain Relationships and Related Party Transactions, page 89

44.	We note your disclosure on pages F-14 and F-24 regarding the advances you made to affiliated entities under common control of the Parent and a restaurant operated by a relative of an officer. Please include complete descriptions of these advances pursuant to Item 404 of Regulation S-K or tell us why this is not necessary. In addition, please disclose the related party transactions described on pages F-35 and F-36 pursuant to Item 404 of Regulation S-K.

Response: The necessary disclosure has been revised to include this information under “Certain Relationships and Related Party Transactions” in the Amended Registration Statement.

Underwriting, page 105

45.	We note your disclosure on page 109 regarding relationships with certain of your underwriters and their affiliates. To the extent that you have a material relationship with any of your underwriters, please disclose the information required by Item 508(a) of Regulation S-K.

Response: No material relationship exists with the Company’s intended underwriters, and therefore this disclosure has been deleted.

Fat Burger North America, Inc., F-5

Notes to the Financial Statements, page F-9

46.	Please provide segment disclosures required by ASC 280-10-50 applicable to public entities. Please similarly provide for Buffalo Franchising Concepts as well.

Response: The segment disclosures required by ASC 280-10-50 are included in the Notes to the financial statements for both FNBA and BFCI in the Amended Registration Statement, under “Basis of Presentation” for the interim financial statements and “Summary of Significant Accounting Policies” for the annual financial statements.

47.	Please confirm the historical income statements reflect all expenses (e.g. depreciation, amortization, marketing, rent, etc.) that have been incurred by the parent on the company’s behalf in accordance with SAB Topic 1.B.1. Similarly address this comment for Buffalo Franchise Concepts, Inc. and Subsidiary.

In addition, please revise the notes to the financial statements to disclose the method for allocating common expenses by the parent to the company. Your revised disclosure should include management’s estimate of what the expense would have been on a stand-alone basis had the company operated on its own for each year presented, if materially different. Similarly, please also address for Buffalo Franchise Concepts, Inc. and Subsidiary.

Response: We confirm that the historical income statements of FNBA and BFCI reflect all expenses that have been incurred by the parent on behalf of FNBA and BFCI in accordance with SAB Topic 1.B.1. We have revised the notes to the financial statements to include additional disclosure regarding the method for allocating common expenses – see Note 4 – Related Party Transactions for FBNA, and Note 3 – Related Party Transactions for BFCI.

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Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

June 23, 2017

Ponderosa Franchising Company-Independent Auditor’s report, page F-28

45.	Please revise the last paragraph to correct the company name from Ponderosa Financing Company to Ponderosa Franchising Company.

Response: The relevant disclosure has been revised.

Exhibits, page II-5

46.	Please file the specimen stock certificate, FAT Brands LLC Agreement, indemnification agreement, credit agreement, employment agreements and any other exhibits required to be filed by Item 601 of Regulation S-K.

Response: These items will be filed as exhibits in a future amendment to the Registration Statement.

* * * * *

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. Please contact Allen Sussman of Loeb & Loeb LLP at asussman@loeb.com or (310) 282-2375 if you have any questions or require additional information.

Sincerely,

FAT Brands Inc.

/s/ Andrew A. Wiederhorn
Name:	Andrew A. Wiederhorn
Title:	Chief Executive Officer

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